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                               November 30, 2023

       Dennis Story
       Chief Financial Officer
       Manhattan Associates, Inc.
       2300 Windy Ridge Parkway, Tenth Floor
       Atlanta, Georgia 30339

                                                        Re: Manhattan
Associates, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 000-23999

       Dear Dennis Story :

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Business Overview
       Revenue, page 23

   1. You disclose on page 13 that you are dependent on new customers as well as your installed customer base
to purchase additional cloud subscriptions and professional
                                                        services. You further
disclose that if customers decide to discontinue the cloud
                                                        subscription or reduce
the scope of their professional services agreements, your revenue could decrease
significantly. Please tell us and revise to include a quantified discussion of the metrics or measures
you use to monitor your ability to attract new customers, sell additional services to
existing customers, and renew cloud subscription and maintenance contracts, such as
number of customers, renewal rates, and expansion rates. Refer to SEC
                                                        Release 33-10751.
 Dennis Story
FirstName
Manhattan LastNameDennis
          Associates, Inc. Story
Comapany 30,
November  NameManhattan
              2023         Associates, Inc.
November
Page 2    30, 2023 Page 2
FirstName LastName
Results of Operations
Revenue, page 28

2. You disclose that cloud subscription revenue increased on customers demand for your
         SaaS offerings and that your customers increasingly prefer cloud solutions, including existing customers that are migrating from on-premise to cloud offerings. Further, you disclose that service revenue was primarily driven by adoption and implementation of your cloud solutions. Please tell us and revise to disclose the amount or percentage of the increase in these revenue streams attributable to new versus existing customers and those migrating from on-premise to cloud offerings, in order to provide better context to your results. Refer to Section III.B of SEC Release 33-8350.
Notes to Consolidated Financial Statements
Note 1. Organization, Consolidation and Summary of Significant Accounting
Policies
Remaining Performance Obligations, page 49

3. You disclose approximately $1,051.5 million of revenue is expected to be recognized from remaining performance obligations, approximately 40% over the next 24 months with the balance recognized thereafter. Please tell us and revise to better explain when the other 60% will be recognize as revenue, on a quantitative basis or by providing qualitative information. Refer to ASC 606-10-50-13.
Deferred Commissions, page 49

4. Please tell us and revise to disclose whether commissions are earned on cloud subscription renewals. If so, disclose whether they are commensurate with the commissions earned on the initial contract and how you account for such commissions. Refer to ASC 340-40-35-1 and 340-40-50.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chen Chen at 202-551-7351 or Melissa Kindelan at 202-551-3564 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Linda Pinne